SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com CONFIDENTIAL September 23, 2013	FIRM/AFFILIATE

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VIA HAND AND BY EDGAR

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE: SHFL entertainment, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 23, 2013

File No. 000-20820 (the “Preliminary Proxy Statement”)

Dear Mr. Ingram:

On behalf of our client, SHFL entertainment, Inc., a Minnesota corporation (the “Company”), set forth below are responses to the comments (the “Comments”) of the Staff of the Office of Mergers & Acquisitions, Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) set forth in the Staff’s letter of September 16, 2013 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and is enclosing six courtesy copies of such Amended Proxy Statement marked to show changes from the Preliminary Proxy Statement as filed on August 23, 2013. In addition to changes made to reflect the responses contained in this letter, the Amended Proxy Statement also includes other changes that are intended to update the information contained therein.

For the convenience of the Staff, the Company has restated in this letter each of the Comments in bold and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amended Proxy Statement. All references to page numbers and captions (other than those in the Comments which refer to the page numbers and captions of the Preliminary Proxy Statement) correspond to the page numbers and captions included in the Amended Proxy Statement, unless otherwise indicated.

Jay Ingram

Securities and Exchange Commission

September 23, 2013

Letter to Shareholders

Comment No. 1

Prominently disclose that the transaction will be taxable to shareholders. Please also revise to clarify the impact that the merger will have on shareholders, namely that they will cease to have any ownership interest in the company going forward.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response has provided additional disclosure in the Letter to Shareholders. A paragraph in bold type has been added to the Letter to Shareholders disclosing that the receipt of the merger consideration will generally be a taxable transaction. A sentence in normal type has also been added to the Letter to Shareholders disclosing that, if the merger is consummated, the current shareholders of the Company will cease to have any ownership interest in the Company going forward.

Background of the Merger

Comment No. 2

We note your disclosure on page 32 that “Macquarie Capital had from time to time been engaged on other matters by the Company . . . .” With a view towards disclosure, please provide us information on the nature of the prior engagements of Macquarie Capital by the Company, including how the two parties first became aware of each other or were first put in contact.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 32 and 54 of the Amended Proxy Statement.

With respect to the Staff’s request to identify how the two parties first became aware of each other, the Company respectfully advises the Staff that Macquarie Capital is a well-known investment bank with demonstrated experience in the industry in which the Company operates and, as such, the Company has long engaged in discussions with various representatives of Macquarie Capital. Page 54 of the Amended Proxy Statement identifies the nature of each engagement of Macquarie Capital by the Company arising in the past five years.

Comment No. 3

We note your disclosure on page 32 that the SHFL board authorized certain members of SHFL senior management “to negotiate terms for engaging Macquarie Capital . . . .” We then note your disclosure on page 33 that on March 11, 2013, “SHFL engaged Macquarie

Jay Ingram

Securities and Exchange Commission

September 23, 2013

Capital as its financial advisor in connection with SHFL’s exploration of strategic alternatives.” Please provide a more detailed discussion of the negotiation of the terms of Macquarie’s engagement.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 32 of the Amended Proxy Statement.

Comment No. 4

We note your disclosure on page 33 that the “board of directors also determined that it was not necessary to form a special negotiating committee in order to evaluate the Company’s strategic alternatives at such time.” Please provide a more detailed discussion of the basis for such determination by the board of directors.

Response to Comment No. 4

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 33 of the Amended Proxy Statement.

Comment No. 5

We note your disclosure on page 34 that beginning on April 22, 2013 a “process instruction letter” was distributed requesting “preliminary, non-binding indications of interest regarding the potential acquisition of 100% of the Company in an all-cash transaction . . . .” Please provide a more detailed discussion of why the process instruction letter concerned only the potential acquisition of the company through an all-cash transaction. With a view towards disclosure, please explain how the board transitioned from seeking out various potential transactions, including various strategic alternatives, to a transaction focused solely on the potential acquisition of 100% of the company.

Response to Comment No. 5

The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 34 and 35. The Company respectfully advises the Staff that at no time did the Company or the SHFL board of directors “focus solely on the potential acquisition of 100% of the company.” During this time, as described more fully in the background to the merger on pages 32 to 41 of the Amended Proxy Statement, the SHFL board of directors continued to explore the other strategic alternatives available to the Company.

Jay Ingram

Securities and Exchange Commission

September 23, 2013

Comment No. 6

We note your reference to “(ii) certain strategic alternatives other than the then-current Bally proposal . . .” on page 38. Please expand your disclosure to explain what other “certain strategic alternatives” were considered by the board in deciding to enter into the exclusivity agreement with Bally.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 38 of the Amended Proxy Statement.

Reasons for the Merger

Comment No. 7

We note your disclosure on page 45 that “the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction . . . .” Please disclose the approximate costs of completing the merger transaction and whether the board of directors took this factor into consideration while evaluating the merits of the merger transaction.

Response to Comment No. 7

The Company acknowledges the Staff’s comment but respectfully advises the Staff that the largest component of the transaction costs and expenses the Company anticipates incurring in connection with the completion of the merger transaction, i.e., fees payable to its financial advisor, is already disclosed in the Amended Proxy Statement on page 54. Furthermore, pages 66 and 67 of the Amended Proxy Statement include aggregated projections of non-recurring fees and expenses expected to be incurred during the Company’s 2013 fiscal year, including those estimated to be incurred in connection with the merger transaction, under the heading “Non-Recurring Expenses,” and page 30 of the Company’s Form 10-Q for the Company’s fiscal quarter ended July 31, 2013, filed with the SEC on September 6, 2013, discloses merger-related costs incurred during such period. The Company also respectfully advises the Staff that the lead-in to this factor on page 44 of the Amended Proxy Statement already discloses that the board of directors considered and balanced this factor along with others while evaluating the merger agreement and the transactions contemplated thereby.

Opinion of SHFL’s Financial Advisor

Comment No. 8

The final sentence of the first paragraph on page 47 states that the summary of the opinion by Macquarie Capital set forth in the proxy statement is “qualified in its entirety by reference to the full text of such opinion.” Although you may include appropriate

Jay Ingram

Securities and Exchange Commission

September 23, 2013

disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding.

Response to Comment No. 8

The Company acknowledges the Staff’s comment and confirms that the summary of Macquarie Capital’s opinion, dated as of July 15, 2013, set forth in the Amended Proxy Statement is complete in describing all material provisions.

Certain U.S. Federal Income Tax Consequences of the Merger

Comment No. 9

You are required to disclose a description of all of the “material” federal tax consequences of the merger, rather than “certain” federal tax consequences. Please revise your disclosure throughout the proxy statement where applicable to ensure that your discussion addresses the “material” federal income tax consequences of the merger. See Item 1004(a)(2)(vii) of Regulation M-A.

Response to Comment No. 9

The Company acknowledges the Staff’s comment and supplementally advises the Staff that substantively, the disclosure provided in the proxy statement addresses all of the “material” federal tax consequences of the merger. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Proxy Statement, where applicable, to reflect that the applicable sections of the Amended Proxy Statement address the “material” federal income tax consequences of the merger.

Terms of the Merger Agreement

Comment No. 10

Refer to your explanatory note as well as your disclosure under the heading “Representations and Warranties” on page 80. Investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading. Additionally, please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Jay Ingram

Securities and Exchange Commission

September 23, 2013

Response to Comment No. 10

The Company acknowledges the Staff’s comment and in response has revised the disclosure on page 80 of the Amended Proxy Statement to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Annex A – Agreement and Plan of Merger

Comment No. 11

Please supplementally provide us with a list briefly identifying the contents of all omitted schedules or similar supplements, including the “Company Disclosure Letter,” to the Agreement and Plan of Merger. Please ensure that the list is sufficiently detailed in order to provide a clear understanding of the subject matter of each schedule.

Response to Comment No. 11

The Company acknowledges the Staff’s comment and in response has re-filed the merger agreement as Annex A of the Amended Proxy Statement with a list of all omitted schedules. For the Staff’s convenience, the Company Disclosure Letter sets forth lists of Company agreements, other Company-specific information and certain exceptions made to the representations and warranties and covenants of the Company in the Merger Agreement. These lists, information and exceptions relate to the following sections of the Merger Agreement:

•	Section 1.1 – Definitions
•	Section 4.2 – Capitalization; Subsidiaries
•	Section 4.4 – No Conflict; Required Filings and Consents
•	Section 4.5 – Permits and Licenses
•	Section 4.10 – Absence of Certain Changes or Events
•	Section 4.12 – Absence of Litigation
•	Section 4.14 – Employee Benefit Plans
•	Section 4.15 – Intellectual Property
•	Section 4.16 – Taxes
•	Section 4.17 – Material Contracts
•	Section 4.18 – Real Property
•	Section 4.21 – Suppliers and Customers
•	Section 6.1 – Conduct of Business by the Company Pending the Merger
•	Section 7.1 – Conditions to the Obligations of Each Party

Annex B – Opinion of Macquarie Capital (USA) Inc.

Comment No. 12

We note language in the second to last paragraph on page B-3 that “this opinion is solely for the information of the Board of Directors of the Company . . .” [emphasis added]. The identified language implies a limitation on reliance by shareholders and is inconsistent with

Jay Ingram

Securities and Exchange Commission

September 23, 2013

the disclosures relating to the opinion that the consideration to be paid is fair to the holders of common stock. An opinion can be restricted as to purpose but not as to person. Accordingly, please revise to delete the limitation. Alternatively, revise to appropriately allow shareholders to use and rely on the opinion.

Response to Comment No. 12

The Company acknowledges the Staff’s comment and in response the fairness opinion has been revised to delete the word “solely” from the second to last paragraph on page B-3.

Jay Ingram

Securities and Exchange Commission

September 23, 2013

* * * * *

In light of the possibility of a government shutdown and in order that the Special Meeting of Stockholders to which the proxy statement relates can be held as soon as practicable, the Company would like to have all comments resolved as soon as possible. Accordingly, your prompt review of the responses herein would be greatly appreciated.

Please contact the undersigned at 212-735-2438 should you require further information or have any questions.

Very truly yours,

/s/ Howard L. Ellin

Howard L. Ellin

cc:

Kamyar Daneshvar, Staff Attorney, Securities and Exchange Commission

Katie S. Lever, Esq., General Counsel, SHFL entertainment, Inc.

Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP

Kyle T. Seifried, Skadden, Arps, Slate, Meagher & Flom LLP